# SIERRA PACIFIC SECURITIES, LLC'S
# EXEMPTION REPORT - 2015

**SIERRA PACIFIC SECURITIES, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 ("Customer protection – reserves and custody of securities") under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout 2015 without exception.

SIERRA PACIFIC SECURITIES, LLC

I, ERIN LANKOWSKY, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: Erin Lankowsky, Co-President & CFO

2/19/16
(Date)